UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

April 23, 2007

TRESTLE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	0-23000	95-4217605
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 4198 Newport Beach, California	92661
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (949) 673-1907

TRESTLE HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being transmitted on or about April 23, 2007 to the holders of shares of common stock, par value $0.001 per share of Trestle Holdings, Inc. (the “Company”), a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On April 20, 2007, the Company entered into a Share Purchase Agreement (the “Agreement”) with W-Net, Inc. (“W-Net”), under which W-Net agreed to purchase, and the Company agreed to sell, an aggregate of 135,000,000 shares of common stock of Trestle Holdings, Inc for a purchase price of $350,000, or $0.00259 per share with a $75,000 holdback. The transaction is expected to close on or before May 4, 2007. A copy of the Share Purchase Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 23, 2007.

Pursuant to a change in control of our Company which will occur on or about May 4, 2007, as a result of the terms of the Agreement, William Dallas, Michael Doherty, Allon Guez, Crosby Haffner, and Michael Hope have agreed to resign as directors of our Company and David Weiner, Gary Freeman, and Steven Walin have agreed to serve as directors of our Company.

The appointment of David Weiner, Gary Freeman, and Steven Walin as our directors will be effective on the later of (a) ten days after the filing of this Information Statement with the SEC, and its transmittal to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the purchase of shares of common stock of Trestle Holdings, Inc., Inc. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of April 23, 2007 and the date of this Information Statement, there were and are 8,257,214 shares of our common stock issued and outstanding. After the completion of the transactions contemplated by the Agreement, there will be 143,257,214 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.

DIRECTORS AND OFFICERS
Directors

The following table sets forth the names, positions and ages of the Company’s current executive officers and directors. All of the Company’s directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Name of Nominee	Age	Position(s) with Trestle
William D. Dallas	51	Director
Michael S. Doherty	53	Chairman of the Board
Allon Guez	54	Director
Crosby Haffner	34	Director
Michael S. Hope	64	Director

WILLIAM D. DALLAS was appointed as a Director of the Company in March 2001.  Mr. Dallas also served as a Director of the Company from May 2000 through December 2000.  Mr. Dallas is currently Chairman of the Board of Dallas Capital Management, a financial management, advisory firm that he founded in 1999.  Mr. Dallas is also currently Chairman of the following companies: Fox Sports Grill, Diversified Capital, and Dualstar Entertainment Group LLC. Mr. Dallas was Chairman and CEO of Ownit Mortgage Solutions from December 2003-2006.  Ownit Mortgage Solutions filed for Chapter 11 bankruptcy proceedings in December 2006. Mr. Dallas was the founder of First Franklin and served as its Chairman, Chairman Emeritus from 1981 to 2003.  First Franklin was purchased by National City Bank in 1999 and Merrill Lynch in 2006.

MICHAEL S. DOHERTY has been a Director of the Company since December 1997 and Chairman of the Board since May 2003. Since November 1999, Mr. Doherty has been President of Doherty & Company, LLC, a firm specializing in venture capital and private equity funding for development stage companies. From February 1999 to October 1999, Mr. Doherty served as Senior Managing Director of Spencer Trask Securities Incorporated. Mr. Doherty served as Managing Director and Director of Private Equity at Cruttenden Roth Incorporated from October 1996 to February 1999. From 1992 to October 1996, he served as Vice President of Arnhold and S. Bleichroeder, Inc., a New York-based investment banking, brokerage and asset management firm. Mr. Doherty was a director of Zyan Communications, Inc. from July 1999 to December 2000, and Chairman of the Board of Directors from July 1999 to March 2000; Zyan filed for Chapter 11 bankruptcy proceedings in December 2000. Mr. Doherty was also a non-executive director of ACLN, Ltd. from January 1999 to March 2002. ACLN was a foreign private issuer whose shares were suspended from the New York Stock Exchange following an order from the SEC and a subsequent enforcement action against ACLN and three of its officers.

ALLON GUEZ, PhD has been a Director of the Company since September 2004. Dr. Guez is a Professor of Electrical, Computer and Biomedical Engineering at Drexel University, a position he has held since 1984. At Drexel he is also the Director of the Robotics and Automation Lab.

CROSBY HAFFNER has been a Director of the Company since July 2004. Since November 2003, Mr. Haffner has been a Managing Director of Doherty & Company. From November 2003 to July 2004 he served as Interim President of the Company, and was a consultant to the Company from June 2003 through November 2003. From December 2001 to October 2003, Mr. Haffner was a consultant to technology companies. Prior to these engagements, Mr. Haffner was the President and Chief Operating Officer at Zyan Communications, Inc. from 1995 to November 2000, and its Chairman and Chief Executive Officer from December 2000 to December 2001. Zyan filed for Chapter 11 bankruptcy proceedings in December 2000.

MICHAEL S. HOPE has been a Director of the Company since November 2003 and is Chairman of our Audit Committee. Mr. Hope has acted as a financial consultant to various companies since 1997, including acting as the Interim Chief Financial Officer and Corporate Secretary of the Company from March 1998 to April 1999. Prior to his various financial consulting assignments, Mr. Hope served as Executive Vice President of Metro-Goldwyn-Mayer Inc. from 1993 to 1997. Prior to joining MGM, Mr. Hope was Executive Vice President, Planning and Operations and Chief Financial Officer for Paramount Communications Inc. Mr. Hope was previously a member of the Board of Directors of Zyan Communications, which filed for Chapter 11 bankruptcy proceedings in December 2000.

Officers

The Company’s officers are as follows:

Name of Nominee	Age	Position(s) with Trestle

Michael S. Doherty	52	Chairman of the Board
Eric Stoppenhagen	33	Interim President and Secretary

Certain information about Mr. Stoppenhagen is set forth below. Information about Mr. Doherty is provided above under Directors.

ERIC STOPPENHAGEN was appointed Interim President and Secretary in September 2006. From June 2003 to September 2006, Mr. Stoppenhagen served as Vice President of Finance for Trestle Acquisition Corp. From 2001 to 2002, he served as Director of Finance for Stromberg Consulting Inc., a change management consulting firm.

COMMITTEES OF THE BOARD OF DIRECTORS
Executive Committee

The Executive Committee is currently comprised of three members: Crosby Haffner (Chairman) Michael Hope and Michael Doherty. Currently, Mr. Haffner, and Mr. Hope are both independent as defined by the listing standard of NASDAQ as now in effect. The primary function of the Executive Committee is to exercise the following responsibilities and duties: (i) assist the Board in evaluating the strategic direction of the Company; (ii) review potential acquisitions by the Company and make recommendations to the Board regarding such acquisitions; (iii) direct the Company’s management succession planning; and (iv) oversee the general corporate and organizational development of the Company.

Audit Committee and Audit Committee Financial Expert

The Audit Committee is currently comprised of two members: Michael Hope (Chairman) and William Dallas. Currently, Mr. Hope and Mr. Dallas are both independent as defined by the listing standard of NASDAQ as now in effect. The Board has identified Mr. Hope as a financial expert within the meaning of applicable regulatory standards.

The Audit Committee pre-approves the performance of audit and non-audit services by the Company’s accountants and reviews the Company’s internal control systems, financial reporting procedures, the general scope of the Company’s annual audit, the fees charged by the independent accountants, and the fairness of any proposed transaction between any officer, director or other affiliate of the Company and the Company. With respect to the foregoing, the Audit Committee makes recommendations to the full Board and performs such further functions as may be required or delegated to the Committee by the Board of Directors. The Board of Directors has adopted a written charter for the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of two members: William Dallas (Chairman) and Michael Hope. Currently, Mr. Hope and Mr. Dallas are both independent as defined by the listing standard of NASDAQ as now in effect. The primary function of the Compensation Committee is to review compensation give to board members and officers or the Company.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

 NEW DIRECTORS AND OFFICERS

The Agreement provides that, on the Closing Date (as defined in the Agreement), the current directors and officers of the Company will resign and the Company will appoint a new Board of Directors, effective as of the Closing Date, as directed by W-Net prior to the Closing Date. W-Net has appointed David Weiner, Gary Freeman and Steven Walin to the Board. Mr. Weiner, Mr. Freeman and Mr. Walin have consented to serve in such capacities.

DAVID WEINER is the President of W-Net Inc., an investment and consulting firm he founded in 1998. Mr. Weiner is also a director of GVI Security Solutions, Inc., a position in which he has served since October 4, 2006. From December 2002 to April 2003, Mr. Weiner was Co-President for the Company. In 1993, Mr. Weiner joined K-tel, a music retailer, as Vice President of Corporate Development. He advanced to the position of President in 1996, which he held until he left to form W-Net in 1998.

To the Company’s knowledge, Mr. Weiner and his affiliates (including W-Net, Inc.) currently beneficially own 350,500 shares of common stock of the Company and warrants to purchase 95,455 shares of Common Stock. Mr. Weiner does not own any other equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Weiner is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

GARY FREEMAN was elected Co-President and Chief Financial Officer of the Company in January 2003, and resigned the position of Co-President in September 2003 and Chief Financial Officer in July 2004. Mr. Freeman is currently a Partner in Bandari, Beach, Lim, & Cleland’s Audit and Accounting services division. Mr. Freeman also serves as a director of GVI Security Solutions, Inc., a position on which he has serviced since October 4, 2006, and Blue Holdings, Inc., a position on which he has served since December 16, 2005. In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career. Mr. Freeman was Vice President and director of Kellogg & Andelson, a Southern California based public accounting firm. In 2000, Mr. Freeman co-founded Catalyst Business Systems, a consulting firm, which merged with Kellogg & Andelson in 2002. From 1990 to 2000, Mr. Freeman worked at BDO Seidman, LLP in various capacities, including as a partner from 1998 to 2000.

To the Company’s knowledge, Mr. Freeman and his affiliates currently beneficially own warrants to purchase 35,000 shares of Common Stock. Mr. Freeman does not own any other equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Freeman is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

STEVEN WALIN is the Chief Executive Officer and a Director of GVI Security Solutions, Inc., a position in which he has served since March 2006. Mr. Walin has over 20 years of experience in the security industry. Most recently, from April 2003 until his appointment as Chief Executive Officer of GVI Security Solutions, Inc., Mr. Walin served as the President of GE Security Enterprise Solutions, a division of General Electric Company that provides security solutions, including video monitoring, intrusion and access control systems. Prior to his employment with GE, from July 2001, Mr. Walin served as the Senior Vice President - North America Security for the Security Systems Division of Siemens Building Technologies. Prior to that, Mr. Walin had been the President and Chief Operating Officer of Securities Technology Group, Inc. until it was acquired by Siemens in July 2001.

To the Company’s knowledge, Mr. Walin and his affiliates do not own any equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Walin is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Directors

During 2006, non-employee directors of the Company were entitled to receive cash compensation for their services, along with reimbursement for their reasonable expenses in attending meetings of the Board of Directors or any meetings of a Committee of the Board of Directors. Each non-employee director was entitled to receive the following fees:

Until December 2006, Directors of the Company who are neither employees of the Company nor of the Company's affiliates were entitled to receive $20,000 in cash each year for serving on the Board paid at the beginning of each quarter. Additionally, each Director received 10,000 options at the beginning of each year. Committee chairpersons received 10,000 options granted at the inception of such member's tenure and at the beginning of each year served. Committee members received 5,000 options granted at the inception of such member's tenure and at the beginning of each year served. New Directors also received a one-time option grant of 30,000 on the date of appointment. The exercise price of such stock option grants was set at market at the time of the grant and vested 25% at the end of each quarter.

In December 2006, all current directors of the Company agreed to cancel all stock options previously granted to them and to waive their board fees.

Directors who are employees of the Company do not receive additional compensation for their services as directors. During 2006, Mr. Vecchione was the only employee who served as a director.

Currently, none of our directors receive any compensation.
Compensation of Officers

The following table and related footnotes show the compensation paid during the fiscal years ended December 31, 2006, 2005, and 2004, to the Company's principal executive officer and each of the other executive officers whose salary exceeded $100,000 for the year ended December 31, 2006.

SUMMARY EXECUTIVE COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position(2)	Year	Salary	Bonus	Other Annual Compensation	Awards of Stock, Options and Warrants
Michael Doherty Chairman of the Board	2006 2005 2004	$33,000(1) $194,000(1) $50,000(1)	N/A $50,000(1) $150,000(1)	N/A $88,425(1) $151,386(1)	N/A 25,000(1) 10,000(1)
Eric Stoppenhagen Interim President	2006	N/A	N/A	$40,500(2)	N/A
Maurizio Vecchione Chief Executive Officer	2006 2005 2004	$107,454 $229,166 $91,666	N/A N/A $34,375	N/A N/A $35,912(3)	N/A 10,000 250,000(3)
Barry Hall President and Chief Financial Officer	2006 2005 2004	$83,922 $166,661 $68,750	N/A N/A $22,913	N/A N/A $35,912(3)	N/A 10,000 150,000(3)
Jack Zeineh Chief Science Officer	2006 2005 2004	$209,179 $186,666 $200,000	$70,429 N/A N/A	N/A N/A N/A	N/A 28,571 N/A

[Missing Graphic Reference]
(1)
For 2006, this represents $33,000 for chairman services. Mr. Doherty agreed to cancel the options and compensation received for his board service. For 2005, this represents $194,000 for chairman services, $50,000 in fees paid to Doherty & Co, $73,425 in estimated fair market value of office space and parking provided at no cost and $15,000 for board compensation. For 2004 this represents $50,000 for chairman services, $150,000 in bonus compensation, $51,286 for Doherty & Co. services and expenses, $80,100 in estimated fair market value of office space and parking provided at no cost and $20,000 for board compensation.

(2)
On September 25, 2006, the Company entered into an agreement with Eric Stoppenhagen to provide consulting services and serve as Interim President and Secretary for six months. Mr. Stoppenhagen was paid $15,000 for the first month, $12,500 for the second month and $10,000 for every month thereafter. Additionally, Mr. Stoppenhagen receives a $1,000 allowance per month for office expenses. On March 25, 2007, the Company entered into an agreement with Eric Stoppenhagen to provide consulting services and serve as Interim President and Secretary for six months. Mr. Stoppenhagen is paid $6,250 per month. Additionally, Mr. Stoppenhagen receives a $1,000 allowance per month for office expenses.

(3)
Maurizio Vecchione was appointed as Chief Executive Officer and Barry Hall was appointed as President, Chief Financial Officer and Secretary in July 2004. Maurizio Vecchione and Barry Hall are principals in Synthetica, Ltd which provided consulting services to the company from May 15, 2004 to July15, 2004. During that time Synthetica was paid $35,913 in fees and expenses reimbursement. Effective September 16, 2005, Maurizio Vecchione, Chief Executive Officer and Barry Hall, Chief Financial Officer voluntarily agreed to a reduction in their compensation equal to fifty percent of amount as contained in their employment contracts dated May 15, 2005. These reductions reduced cash compensation to $137,500 and $100,000 for Mr. Vecchione and Mr. Hall, respectively. In turn Mr. Vecchione and Mr. Hall were granted 10,000 stock options under the Company’s Amended and Restated 2003 Stock Incentive Plan. The Options are exercisable at $1.00 per share and fully vested March 16, 2006. Mr. Vecchione and Mr. Hall canceled all of their options received from the Company.

 OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

The following table and related footnotes set forth the number of securities underlying options and warrants granted in the last fiscal year (2006) and held by the Company's Executive Officers.

Name	Number of Securities Underlying Options and Warrants Granted	Percent of Total Options and Warrants Granted in Fiscal Year	Exercise or Base Price($/Share)
Michael Doherty	0	0	0
Eric Stoppenhagen	0	0	0

AGGREGATED OPTION AND WARRANT EXERCISES IN THE LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION AND WARRANT VALUES

The following table and related footnotes set forth option exercises in 2006 and year-end option values for the Company's Executive Officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options and Warrants at 12/31/06	Value of Unexercised In-the-Money Options and Warrants at 12/31/06
Michael Doherty	0	N/A	439,668	0
Eric Stoppenhagen	0	N/A	0	0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 20, 2007 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount of Common Stock and Nature of Beneficial Owner	Percent of Class of Common Stock(1)
Allon Kohl Family CUB Investors(2)	835,000	9.69%
Bristol Investment Fund(3)	700,000	8.18%
Steve Emerson(4)	834,182	9.99%
Bruce Galloway(5)	702,597	8.51%
Paul Guez(6)	781,694	9.47%
Knight Equity Markets, L.P.(7)	524,061	6.35%
SF Capital Partners Ltd.(8)	853,857	9.99%
Michael S. Doherty(9)	491,066	5.61%
William Dallas(10)	191,052	2.31%
Allon Guez(11)	0	0.00%
Crosby Haffner(12)	242,500	2.86%
Michael Hope(13)	0	0.00%
Eric Stoppenhagen(14)	50,000	0.61%
All Officers and Directors as a group(15) (6 persons)	974,618	10.87%

* Represents less than 1%.

(1)
The percent of Common Stock owned is calculated using the sum of (A) the number of shares of Common Stock owned, and (B) the number of warrants and options of the beneficial owner that are exercisable within 60 days, as the numerator, and the sum of (Y) the total number of shares of Common Stock outstanding (8,257,214), and (Z) the number of warrants and options of the beneficial owner that are exercisable within 60 days, as the denominator.

(2)
The address of Allon Kohl Family CUB Investors is c/o Stephanie Cohen, 450 North Roxbury Drive, Suite 600, Beverly Hills, CA 90210. Percent of class of Common Stock includes exercisable options/warrants to purchase 357,857 shares of Common Stock within 60 days.

(3)
The address of Bristol Investment Fund is 10990 Wilshire Blvd., Suite 1410, Los Angeles, CA 90024. Percent of class of Common Stock includes exercisable options/warrants to purchase 300,000 shares of Common Stock within 60 days.

(4)
The address of Steven Emerson is c/o Steven Emerson, 1522 Ensley Avenue, Los Angeles, CA 90024. Percent of class of Common Stock includes exercisable options/warrants to purchase 85,682 shares of Common Stock within 60 days.

(5)
The information in this footnote is based solely on the Company’s review of a Schedule 13G filed with the Securities and Exchange Commission on March 7, 2007 by Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”). The address of Bruce Galloway is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor, New York, New York 10019. Percent of class of Common Stock includes exercisable options/warrants to purchase zero shares of Common Stock within 60 days. The information reflects (i) 388,097 shares of the Common Stock owned by Mr. Galloway; (ii) 36,000 shares of the Common Stock held by Mr. Galloway's children for which Mr. Galloway has the power to vote and dispose; (iii) 5,000 shares of the Common Stock owned by Rexon Galloway Capital Growth ("Rexon Galloway"), an investment company in which Mr. Galloway has the power to vote and dispose, and (iv) 273,500 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP.

(6)	The address of Paul Guez is c/o Azteca Production International, 5804 East Slauson Avenue, City of Commerce, CA 90040.

(7)	The address of Knight Equity Markets, L.P. is c/o 545 Washington Blvd., 3rd Floor, Jersey City, NJ 07310.

(8)
The address of SF Capital Partners Ltd. is c/o Todd Turrall, Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235. Percent of class of Common Stock includes exercisable options/warrants to purchase 282,428 shares of Common Stock within 60 days.

(9)
The address of Michael Doherty is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198. Percent of class of Common Stock includes exercisable warrants to purchase 491,066 shares of Common Stock within 60 days.

(10)
The address of William Dallas is c/o Trestle Holdings., Inc, P.O. Box 4198, Newport Beach, CA 92661-4198. Percent of class of Common Stock includes exercisable warrants to purchase 2,353 shares of Common Stock within 60 days.

(11)	The address of Allon Guez is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198.

(12)
The address of Crosby Haffner is c/o Trestle Holdings, Inc, P.O. Box 4198, Newport Beach, CA 92661-4198. Percent of class of Common Stock includes exercisable warrants to purchase 217,500 shares of Common Stock within 60 days.

(13)	The address of Michael Hope is c/o Trestle Holdings, Inc, P.O. Box 4198, Newport Beach, CA 92661-4198.

(14)	The address of Eric Stoppenhagen is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198. Mr. Stoppenhagen was appointed Interim President in September 2006.

(15)
Includes the beneficial ownership of Messrs. Doherty, Dallas, Guez, Haffner, Hope and Stoppenhagen. The beneficial ownership calculation includes the total number of warrants of such persons exercisable within 60 days held by such persons to purchase 708,556 shares of common stock. Assuming that none of such persons exercises within 60 days any of such his respective options or warrants, the beneficial ownership of the group is approximately 10.87%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any significant transactions, proposed transactions, or series of transactions, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

From August 2004 through May 2005, the Company retained Mr. Doherty's services as Chairman and paid Mr. Doherty $10,000 per month for ten months starting August 1, 2004. On May 27, 2005, the Compensation Committee on behalf of the Company entered into a one year consulting agreement with Michael Doherty, the Company’s Chairman. Under this agreement, the Consultant would oversee the capitalization of the Company, investor relations and will provide strategic advice to the Chief Executive Officer. Michael Doherty was to be compensated $20,000 per month in advance. Additionally, the Consultant was paid a monthly allowance of $2,500 in advance to cover expenses related of an administrative assistant. Effective November 1, 2005, Michael Doherty, Executive Chairman of the Board of Directors voluntarily agreed to reduce his compensation by fifty-percent. Mr. Doherty continued to receive $2,500 in reimbursement for administrative costs. Additionally, Mr. Doherty received $2,000 per month for office space. In turn, Mr. Doherty was granted 10,000 stock options under the Company’s Amended and Restated 2003 Stock Incentive Plan. The options are exercisable at $1.00 per share and vest one-hundred percent after six months. On March 15, 2006, the companies mutually terminated the consulting agreement.

Effective September 1, 2004, the Company entered into an agreement to pay Doherty & Company, LLC $10,000 per month for financial advisory services requested from time to time by the Company. Pursuant to this agreement Doherty & Company, LLC provided the Company with various financial advisory services, including but not limited to consulting with respect to proposed financings, advising the Company on potential mergers and acquisitions, and providing the Company with investor relations services. Prior to this agreement, the Company reimbursed Doherty & Company, LLC $11,250 for overhead incurred in providing administrative services to the Company in connection with the private placement transaction completed by the Company in July 2004. In addition, pursuant to the agreements governing Mr. Doherty’s services as Chairman to the Company, Mr. Doherty was entitled to use up to 3,500 square feet of office space, at the Company's expense, in the Company’s Los Angeles office, in connection with his services as Chairman and other activities. A portion of such space is being used by Doherty & Company, LLC. This agreement was terminated in May 2005. On May 9, 2005, the Compensation Committee on behalf of the Company entered into an agreement with Doherty & Company, LLC, an affiliate of Michael Doherty, the Company’s Chairman, to assist the Board of Directors in exploring a range of possible strategic opportunities and alternatives, including acquisitions, joint ventures, capital raises, merger or a possible sale of the Company. Under the agreement, the Company paid Doherty & Company a nonrefundable retainer of $50,000 upon signing.

Maurizio Vecchione and Barry Hall are principals in Synthetica, Ltd which provided consulting services to the Company from May 15, 2004 to July15, 2004. During that time Synthetica was paid $35,913 in fees and expenses reimbursement.

On September 25, 2006, the Company entered into an agreement with Eric Stoppenhagen to provide consulting services and serve as Interim President and Secretary for six months. Mr. Stoppenhagen was paid $15,000 for the first month, $12,500 for the second month and $10,000 for every month thereafter. Additionally, Mr. Stoppenhagen received a $1,000 allowance per month for office expenses. As of December 31, 2006, Mr. Stoppenhagen has received $40,500 under this agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Dated: April 23, 2007

By Order of the Board of Directors

TRESTLE HOLDINGS, INC.

/s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
Interim President